UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. _____________)*

                              Aztec Oil & Gas, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    055000103
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of This Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No.    055000103
----------------------------------------------

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     1  Names of Reporting Persons.
        i.r.s. Identification Nos. of above persons (entities only).

        The Stony Brook School                I.R.S. Number: 11-6112414
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     2  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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     3
        SEC Use Only
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     4
        Citizenship or Place of Organization                   New York

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                           5
                              Sole Voting Power  2,600,000

                     ----------------------------------------------------------
                             Shared Voting Power    0

                      --------------------------------------------------------
                          7
                             Sole Dispositive Power 2,600,000

                      --------------------------------------------------------
                          8
                             Shared Dispositive Power  0

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     9
        Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,600,000
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    10
        Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
                (See Instructions)

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    11
        Percent of Class Represented by Amount in Row (9)

                 9.6%
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    12
        Type of Reporting Person (See Instructions)  CO
-------------------------------------------------------------------------------

Item  1.
      (a) Name of Issuer:

          Aztec Oil & Gas, Inc.

      (b) Adress of Issuer's Principal Executive Offices:

          770 South Oak Lane, Suite 435, Houston, Texas, 77056

Item  2.
      (a) Name of Person Filing:

          The Stony Brook School

      (b) Address of Principal Business Office or, if none, Residence:

          1 Chapman Parkway, Stony Brook, NY 11790

      (c) Citizenship:

          The Reporting Person is a school and is recognized as a not for profit educational corporation under the laws of the State of New York and is recognized as a charitable institution under 501(c)(3) of Internal Revenue Code.

      (d) Title of Class of Securities:

          Common Stock, par value $0.001 per share

      (e) CUSIP Number:

          055000103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

          Not Applicable.

Item 4.  Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          2,600,000 shares of Common Stock of Issuer.

     (b) Percent of class:

          9.6%

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote          2,600,000

          (ii) Shared power to vote or to direct the vote               0

          (iii) Sole power to dispose or to direct the
                 disposition of                                  2,600,000

          (iv) Shared power to dispose or to direct the
                 disposition of                                         0

Item 5.  Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.  Identification and Classification of Members of the Group.

          Not Applicable

Item 9.  Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 2, 2005
     Date
                                                /s/ TIMOTHY CROMWELL
                                                 By:  Timothy Cromwell,
                                                      Chief Financial Officer